Chimera Energy Corporation
2800 Post Oak Blvd., Suite 4100
Houston, TX 77056

November 22, 2011

Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Chimera Energy Corporation
Registration Statement on Form S-1
Filed October 20, 2011
File No. 333-177406

Dear Ms. Long:

The letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Chimera Energy Corporation (the "Company") dated November 16, 2011.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

Calculation of Registration Fee

1. In note two, you state that you calculated the registration fee in accordance with Rule 457(c) of the Securities Act of 1933. Given that your offering price is not computed on the basis of fluctuating market prices, please revise this note to reference the subsection of Rule 457 pursuant to which you did calculate the registration fee.

Company Response
We have revised our disclosure to reference Rule 457(a) of the Securities Act of 1933, as amended, whereby the filing fee is based upon the total number of shares registered and a bona fide estimate of the maximum offering price of each share registered.

Outside Front Cover Page of Prospectus

2. It appears as if the subject to completion legend and the accompanying statement are located on the page preceding the outside front cover page of the prospectus. Additionally, it appears as if the cross reference to the risk factors and the state legend are located on the page immediately following the outside front cover page of the prospectus. Please revise your registration statement so that these items appear on the outside front cover page of the prospectus. Refer to Item 501 of Regulation S-K.

Company Response
In accordance with Item 501 of Regulation S-K, we have revised our disclosure such that the subject to completion legend and the accompanying statement, as well as the cross reference to the risk factors appear on the front cover page of the prospectus.

Use of Proceeds, 21

Marketing, page 22

3. You state that “the more offering proceeds received, the greater number of potential customers that will be contacted.” Please explain to us how the amount of proceeds you raise affects the number of potential customers you will contact. In this regard, we note your disclosure on page 21 indicates you will spend the same amount on marketing if 25%, 50%, 75%, or 100% of the shares in this offering are sold.

Company Response
We note the Staff's comment and have deleted the remainder of the sentence after the semicolon that states "the more offering proceeds received, the greater number of potential customers that will be contacted."  As stated on page 21, the Company plans to spend the same amount of funds on marketing regardless of the amount of funds raised in the offering.

Business Description, page 27

Our Products, page 28

4. In the first paragraph, you state that you purchase your PDC cutter inventory from a manufacturer. Please name your principal supplier, and disclose whether these cutters are readily available. Refer to Item 101(h)(4)(v) of Regulation S-K.

Company Response
In response to the Staff's comment we have revised our disclosure under "Our Products" to include the name of our principal supplier and stated that the PDC cutters are readily available for purchase. Our supplier is HJSM Co. Ltd, located in Henan Province, China. We have also updated our disclosure to indicate that we intend to develop additional supplier relationships in the future.

Business Plan Implementation Schedule, page 30

5. We note your statement that you have not established a schedule for the completion of specific tasks or milestones. Please reconcile this statement with your tables on page 34 in which you discuss anticipated milestones in two different phases.

Company Response
In response to the Staff's comments we have revised our disclosure on page 30 by deleting "We have not established a schedule for the completion of specific tasks or milestones contained in our business plan." and replacing it with "Please refer to page 34 for a detailed discussion of our anticipated milestones."

Business Strategy, page 30

6. We note your disclosure that you plan to develop additional product lines of equipment to be used in oil and gas exploration and production. Please disclose whether you have determined what types of equipment this includes, and if you have determined this, please disclose the types of equipment you plan to include in your product offering.

Company Response
We have revised our disclosure to state that we have not determined the types of equipment that may be developed in additional product lines.

Sales and Marketing Strategy, page 30

7. We note your statement that you have not developed a website. Please confirm to us whether www.chimeraenergyusa.com is associated with your company. In this regard, we note the company name, the address, and the telephone number on this website are the same as yours. Additionally, the website appears to display a logo, but you disclose on page 31 that you have not developed a logo. Please revise your disclosures as appropriate. Please also note that you are encouraged to give your website address, if available. Please refer to Item 101(h)(5)(iii) of Regulation S-K.

Company Response
As of the date of the initial filing of the S-1, we did not have a website. Since that time, we have developed the website www.chimeraenergyusa.com.  We have revised our disclosure on page 31 to state that we have developed a logo, and on pages 8 & 27 to disclose our website address pursuant to Item 101(h)(5)(iii) of Regulation S-K.

Competition, page 31

8. You state that there are not many PDC cutter manufacturers. We note in the third risk factor on page 16 that you have “numerous” competitors. Further, your disclosure indicates that you distribute PDC cutters rather than manufacturing them. Please discuss the competitive business conditions associated with the PDC cutter distribution business as well as your competitive position in the industry and methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K. Additionally, please ensure your disclosures are consistent throughout the prospectus.

Company Response
We have revised our disclosure on page 16 by deleting the word "numerous". We have also revised our disclosure on page 31 to state that the competitive business conditions associated with PDC cutter distribution include: economies of scale, access to capital, proprietary technology, exclusive vendor relationships, cost basis of inventory, shipping and inventory costs, and customer relationships. We further revised our disclosure to state that our competitors' businesses are more mature and have substantial competitive advantages over us in all of the aforementioned categories of competitive business conditions.

Description of Property, page 32

9. Please explain what you mean by “virtual office space lease.”

Company Response
We have revised our disclosure by eliminating the words "a virtual" so that the sentence reads "We entered into an office space lease for our business office on August 4, 2011, with an effective date of September 1, 2011”.

Management’s Discussion and Analysis . . . , page 33

Plan of Operations, page 33

10. In the second sentence on page 35, you state that you will not be able to implement any facets of your business plan if you do not raise additional capital. Your other disclosures indicate that you will be able to begin implementing your business plan and that you can conduct operations for up to 24 months if you sell all of the shares in this offering.  Please clarify which facets of your business plan you will be able to implement, or begin implementing, with the proceeds from this offering.

Company Response
We have revised our disclosure such that the second sentence on page 35 reads as follows, "Due to the fact that many of the milestones are dependent on each other, if we do not raise any capital in this Offering we will not be able to implement any facets of our business plan as described above, however we believe that the current funds available to us will be sufficient to continue maintaining a reporting status and limited operations for up to 24 months". We also added a paragraph to discuss the facets of our business plan that we will be able to implement with the proceeds from this offering.

Liquidity and Capital Resources, page 35

11. In the second paragraph, you state that you believe you may be able to issue debt and equity in order to start executing your business plan despite your financial status.  Please disclose your basis for this belief.

Company Response
In response to the Staff's comment, we have revised our disclosure by deleting the sentence "Despite our current financial status we believe that we may be able to issue debt and equity in order to start executing our business plan."

Management, page 38

Sole Officer and Director, page 38

12. Please describe Mr. Grob’s business experience from June 2009 to August 2011. Additionally, please disclose the private business with which Mr. Grob is involved. In this regard, we note your reference to his private business in the third risk factor on page 14 and in the “Conflicts of Interest” section on page 39. Refer to Item 401(e) of Regulation S-K.

Company Response
In response to the Staff's comment, we have revised our disclosure to clarify Mr. Grob’s most recent business experience as well as disclose his private Insurance and Financial Consulting business.

13. You refer to Mr. Grob’s “over five years of experience in managing new business development.” Please describe his experience in managing new business development so that investors may have a better understanding of the qualifications you reference.

Company Response
In response to the Staff's comment, we have revised our disclosure relating to Mr. Grob’s business development and management experience so that investors may have a better understanding of his qualifications to serve as a member of our Board of Directors.

Financial Statements

3. Significant Accounting Policies, page F-7

14. You state on page F-8 that you have recorded one sale for the period, of which $8,500 remains uncollected as of the date of the audit report. Please address the following:

•
Explain what you mean by “one sale”. In this regard, we note total sales were $17,000, but as disclosed on page 29, the average sales price of your products ranges from $75 – $200 per unit. Revise to disclose how many of each kind of product was sold.

•	Tell us your consideration of ASC 605-45-45 regarding your revenue recognition practices.

•	Tell us in your response letter why management believes no allowance is necessary as of August 31, 2011. Tell us who your customer is and the nature of their business.

Company Response
•	In response to the Staff's comment, we have revised our disclosure to clarify that we sold 200 units of PDC cutters to one customer at a price of $85 per unit.

•	We have considered the guidance of ASC 605-45-45 and believe we have properly recorded revenue on a gross basis and our consideration of ASC 605-45-45 is as follows:

•
We are the primary obligor in the arrangement since we are  responsible for providing the product desired by our customer. We receive purchase orders from our customers and deliver products from our inventory;

•
We have general inventory risk as we take title prior to the product being delivered to our customers. Our sales are final and we do not offer our customers the right of return or any type of price protection;

•	We can order our inventory from multiple suppliers and we determine product specifications;

•	We do not have an agency agreement with any supplier;

•	We take possession of inventory and bear risk of physical loss until title passes to our customer;

•	We have credit risk with our customers and we are responsible for paying for the inventory to our supplier;

•	Our supplier has no communication with our customer and is not the primary obligor in the arrangement;

•	We determine the sales price and no other entity pays us based on the number of transactions or a certain percentage of the sales price;

•	Our supplier has credit risk with us and not our customers;

•	We are responsible for shipping to our customers and our supplier is not responsible for shipping our products to our customers; and

•	Our supplier will not reimburse us for any of our costs of doing business.

•
We disclosed that no allowance is necessary because the purchaser of our products submitted a purchase order to us with a fixed price, we delivered the products on August 31, and we have reasonable assurance that we will collect payment based on their creditworthiness.  Our customer is Tercel Oilfield Products and they manufacture equipment for use in oil and gas exploration and production.

4. Note Payable, page F-10

15. We note the $100,000 borrowed from Kylemore Corp. Please tell us the nature of Kylemore Corp.’s business.

Company Response
We have reasonable belief that Kylemore Corp. is an asset-based lender operating principally with offices in Portugal.  While looking for capital to finance our original inventory purchases we were introduced to Kylemore by a non-affiliated third-party who had entered into a similar financing arrangement with Kylemore.  Except for the previously disclosed Promissory Note, we have no arrangements or agreements with Kylemore.

Exhibits

16. We note that the consents you provide as Exhibits 23.1 and 23.2 reference headings in the registration statement that do not exist. Please either revise the “Interest of Named Experts and Counsel” heading on page 27, or file revised consents that refer to the appropriate heading.

Company Response
In response to the Staff's comment, we have revised the headings on page 27 and separated the information previously disclosed into three different sections, “Interest of Named Experts and Counsel,” “Experts” and “Legal Matters.”

Sincerely, /s/ Charles Grob Charles Grob Chief Executive Officer